FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2021

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Santander, S.A.

Item

1	Report of other Relevant Information dated July 30, 2021

Item 1

Banco Santander, S.A., in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Banco Santander, S.A. (the “Issuer” or “Banco Santander”) announces its decision to carry out the optional early redemption of all outstanding Non-Step-Up Non- Cumulative Contingent Convertible Perpetual Preferred Tier 1 Securities, with a nominal total value of EUR 1,500,000,000, with ISIN code XS1107291541 and common code 110729154, which are traded on the Global Exchange Market of the Irish Stock Exchange (the “CoCos”).

The redemption of all of the outstanding CoCos, which has been authorised by the European Central Bank, will be carried out on the First Reset Date falling on 11 September 2021 (the “First Reset Date”), pursuant to Conditions of the Preferred Securities of the relevant prospectus of the CoCos (Offering Circular dated 3 September 2014) (the “Terms and Conditions”). The decision of the Issuer to exercise the optional early redemption right is irrevocable, and holders of the CoCos are being informed by means of this announcement of other relevant information and other foreseen notices, in the form, within the required timeframe, and for the purposes set out in Conditions 6 and 11 of the Terms and Conditions.

The early redemption price, which will be equal to the outstanding nominal value (liquidation preference in the terminology of the prospectus) of each CoCo plus any accrued and unpaid distribution associated to each CoCo up to (but excluding) the First Reset Date, will be paid to the holders of the Preferred Securities by the Principal Paying Agent, in accordance with the Terms and Conditions, on 13 September 2021.

Boadilla del Monte (Madrid), 30th July, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: July 30, 2021	By:	/s/ Pedro de Mingo Kaminouchi
		Name:	Pedro de Mingo Kaminouchi
		Title:	Head of Regulatory Compliance